UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2019

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00032

Delaware	46-1942864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8899 Beverly Blvd., Suite 600 West Hollywood, CA	90048
(Address of principal executive offices)	(Zip Code)

(888) 246-7163
Registrant’s telephone number, including area code

Series A Preferred Stock
Series A-2 Preferred Stock Series A-3 Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

SEMI-ANNUAL REPORT DATED SEPTEMBER 30, 2019

DENIM.LA, INC.

8899 BEVERLY BLVD., SUITE 600

WEST HOLLYWOOD, CA 90048

www.dstld.com

In this Semi-Annual Report, the terms “we”, “Digital Brands Group”, “Denim.LA”, or “the Company” refers to Denim.LA, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Our company was first founded in 2012 (as Denim.LA, LLC) in order to sell premium essentials online, which include jeans, shorts, tops, accessories, and gift cards. Beginning in 2014, we operated under the name “DSTLD”. Since then, following the success of our online fundraising campaigns and customer demand, we have expanded our goal to create a portfolio of digital first brands across product categories, geographies and consumer demographics. We believe that as we build and buy these brands, we will receive cost leverage in marketing and operating through efficiencies and shared services. Under this new vision, the Company will operate under the name Digital Brands Group.

Operating Results

For the six months ending June 30, 2019, we recorded net revenues of $1,762,985, with sales being $3,054,897 offset mainly by $180,933 in sales discounts, $676,209 in refunds and $434,770 in promotions. At this same time last year, we recorded net revenues of $1,830,214. During that same period, total sales were $2,697,674 offset mainly by $139,542 in sales discounts, $704,779 in refunds and $23,139 in promotions. Refunds as a percentage of gross sales have decreased year over year, from 26% to 22%, mostly due to our new quality control process, improved product development process and higher mix of repeat customers. The slight decline in net revenue year over year was expected as we turned off all marketing in order to assess the effectiveness of our old marketing programs. We are analyzing each customer cohort to understand their true retention and repeat rate. This is important as we need to understand what type of customers are the highest quality customers, so we can specifically target those potential customers online versus the very broad strategy we utilized before our new CMO joined in February 2019. We also are analyzing the impact of our email campaigns without the aid of digital advertising to understand the effectiveness of email alone, with the plan to create more personalized email programs based on different customer clothing styles.

After accounting for costs of goods sold, our gross profit for the six months ending June 30, 2019 amounted to $924,074 vs. $1,177,454 in the same period a year ago. This figure represents a 12% decrease in our gross margin of approximately 52% versus 64% in the same period a year ago. The decline in our gross margin was driven by two programs specifically. The first program was an end of year (2018) customer loyalty credit. Since a majority of these orders were shipped in January 2019, we are required to recognize the revenue and offsetting customer credit when the order ships, which would be 2019 versus 2018. The second program was a major sale in April that we used to clear old inventory and drive sale through of new product categories, so customers could experience the upgraded product from our European supply chain vs the lower quality Asian supply chain previously. We do not expect to run either of these promotions again in the near future, as we do not believe they were as effective as we had expected.

Our average order value (AOV) for the six-month period ending June 30, 2019 increased 5.5% to $141.76 from $134.41 in the same period a year ago AOV is not a financial metric recognized under generally accepted accounting principles, but it is a figure that feeds into our revenues and gross profits. Higher AOVs can offset the relatively fixed costs associated with fulfilling an order, as we offer free shipping on all orders. This increase in AOV during January, February and March was driven by higher average priced items driving by promotions, while the higher AOV in May, June and July was driven by higher average number of units. We believe that our AOV will continue to increase as we introduce more product categories with better marketing and a focus on increasing our average cart size.

As of June 2019, DSTLD has over 87,682 paying customers. Females represented 36% of our revenue in the first six months of 2019 versus 37% a year ago in the same period, while male shoppers represented approximately 64% versus 63% a year ago in the same six month period. We believe the change in this mix was driven by more new men’s denim styles versus a limited women’s offerings. We plan to ramp our women’s offerings in 2020 after we have spent time reviewing what our women’s styles and fits we should offer.

Approximately 60% of our revenue in the first six months is from repeat customers. This is a higher average than normal, driven by our decision to stop new customer marketing in March and focus on repeat and retention of our existing customer base. We have seen our repeat customer revenue increase to 70% - 78% in the most recent months, which believe we illustrates that our we are retaining our customers and also still driving new customer growth despite no new customer marketing.

In general, we find that female customers spend more than our male customers: through June 2019, the AOV for our female customers was $163 with an average of 1.51 items per cart, while our AOV for male customers was $142 with an average units per cart of 1.66. These are unaudited figures and represent management’s best estimate based on purchaser data. The top five states by gross revenue are California, New York, Texas, Illinois, and Washington.

The Company’s distribution expenses consist of packaging, pick and pack fees, shipping to the customer and all returns from the customer and warehouse fees. Distribution expenses for the six-month period ending June 30, 2019 were $489,536 compared with $453,099. The slight increase in distribution expenses are associated with inflationary costs associated with our shipping rates. We do expect to take a price increase in 2020 to offset such inflationary costs. We plan to start a major review and analysis of all our fulfillment, shipping and packaging costs in the fourth quarter of 2019. We believe there should be several areas where the Company can reduce the costs without impacting the customer experience.

The Company’s operating expenses consist of payroll, marketing, technology, professional services, and general & administrative costs. Operating expenses for the six months ending June 30, 2019 were $3,821,619 compared with $2,988,929 over the six-month period ending June 30, 2018. The increase in operating costs are associated with several C level executives on a year over year basis. We eliminated three of these C level roles at the end of March 2019. The elimination of these roles included some one-time expenses associated with the elimination of these roles. We also incurred significant costs in pursuing an AIM listing in London, which we eliminated as a liquidity path in March 2019. We have also reviewed all our line item expenses and eliminated many redundant and unnecessary expenses from our operations. Starting in June, the Company’s monthly operating expenses were meaningfully lower than first five months of 2019.

Our loss from operations over the period covered by this semi-annual report was $(2,897,545), a 60% increase from loss from operations of $(1,811,475) in the same period of 2018. The increase in our operating loss was driven by lower gross margins and higher operating expenses as noted above. Both of these factors have been addressed and we do not expect them to continue forward. We believe that we have a lower operating cost basis going forward and a strong control on the monthly operational costs. We have also cleared through the majority of our product from the Asian supply chain.

As of June 30, 2019, the Company had 9 full time employees and contractors and 0 retail employees. By the end of the year, we plan to hire 2 to 3 full time employees, and 1 to 2 contractors. We believe that as we increase our revenue, we will experience leverage on our payroll expenses as our revenue growth will increase at a faster rate than our payroll expenses.

Liquidity and Capital Resources

As of June 30, 2019, the Company held $55,404 in cash, $1,106,763 in finished goods and $171,166 in other current assets, and $1,972,368 in accounts payable and $4,618,663 in other current liabilities, including $3,867,843 owed following certain venture debt financing. This is compared with December 31, 2018 the Company held $584,481 in cash, $1,208,642 in finished goods and $280,176 in other current assets, and $987,554 in accounts payable and $4,983,552 in other current liabilities, including $3,774,280 from our venture debt financing.

Regulation A+ Financing

In June 2017, the Company closed its first Regulation A+ financing round, which was qualified by the SEC on June 22, 2016 (File number 024-10535) with gross proceeds of $1,760,381 raised through a combination of SI Securities, LLC and direct investments. As a part of this offering, the Company also paid $126,332.72 in sales commissions to SI Securities, LLC, which represents 7.5% of the total amount placed by SI Securities, LLC. The Company also issued to SI Securities, LLC 175,596 warrants with an exercise price of $0.48, representing 5% of the total shares placed by SI Securities, LLC in this round.

The Company completed a second Regulation A+ financing round on May 4, 2018, which was qualified by the SEC on September 7, 2017 (File number 024-10718). The Company was qualified to sell up to 20,000,000 shares of its Series A-2 Preferred Stock in the offering. As of the final close, the Company sold 5,932,732 shares at a price of $0.50 per share, resulting in gross proceeds of $2,966,371.

The offering was conducted through the SI Securities, LLC online investment portal, and sales were executed through SI Securities, LLC (CRD#: 170937). As a part of this offering, the Company also paid $222,678 in sales commissions to SI Securities, LLC, which represents 7.5% of the total amount raised. The Company also issued to SI Securities, LLC 296,637 warrants with an exercise price of $0.50, representing 5% of the total shares raised in this round.

The Company has recently undertaken a third Regulation A+ financing round, which was qualified by the SEC in September 2018. This offering was first being conducted through SI Securities, LLC, but we have recently switched the engagement to StartEngine Primary, LLC. As of September 28, 2019, the company had closed on $4,167,300. in gross proceeds in this offering, and issued 7,862,830 shares. The Company has filed a post-qualification amendment with the SEC to extend this offering.

Regulation CF Financing

In June 2018, the Company opened its first Regulation CF financing round via the Start Engine portal. The Company was qualified to sell up to 2,000,000 shares of its Series CF Preferred Stock in the offering. The Company closed its round on August 9, 2018, selling 124,204 shares at a price of $0.52 per share, resulting in gross proceeds of $64,586.

The offering was conducted through the Start Engine online investment portal. As a part of this offering, the Company paid $3,229 in sales commissions to Start Engine, which represents 5% of the total amount raised.

Loan from Continental Business Credit

On May 18, 2016, the Company closed on a loan with MBMJ Capital LLC, doing business as Continental Business Credit. The loan agreement included a revolving inventory line of credit and term loan. The revolving line of credit would allow the Company to borrow up to 50% of the book value of all eligible inventory in its possession up to $1,000,000 at 11.50% in excess of the Prime Rate per annum. The balance of the loan was paid down daily with proceeds from the sale of inventory. This loan contained an early termination fee of $40,000.

The term loan was paid down in December 2016 and the revolving inventory loan was paid down in March 2017 via the proceeds from the Black Oak Capital loan. As a result of paying down this loan early, we were required to pay the early termination fee of $40,000.

Loan from Black Oak Capital

On March 10, 2017, the Company closed a loan agreement with bocm3-DSTLD-Senior Debt, LLC (Black Oak Capital). The loan is up to $4,000,000, which is to be used to refinance the existing debt from Continental Business Credit and to provide working capital to maintain and expand DSTLD’s business. Black Oak Capital requires interest only payments at 12.50% per annum, along with a management fee, monthly for three years until June 30, 2021 when the entire principal of the loan is due. As of June 30, 2019, the Company had an outstanding balance of $4,000,000 of this loan.

As a part of this loan, the Company has authorized the issuance to Black Oak Capital of warrants to purchase at an exercise price of $0.16, the Company’s common stock representing 1% of the capital stock of the Company on a fully diluted basis for each $1 million loaned to the Company, up to $4 million.

Related Party Loans Receivable

The Company has loaned funds to Corey Epstein and Mark Lynn throughout the life of the business, which amounted to $15,188 as of December 31, 2018. These amounts are offset by backpay owed to Corey Epstein and Mark Lynn, which amounted to $430,568 as of December 31, 2018. As of June 30, 2019, the backpay liability exceeds payments to these related parties and resulted in a related party payable by the company in the amount of $97,047.

Trend Information

The Company completed its supply chain overhaul in early 2018. As part of this process, we have reviewed our product catalog and believe we offered too many product categories, with average product quality. We have started eliminating several of these product categories, especially in women’s and are focused on a few key categories.

We believe this will meaningfully reduce inventory risk by eliminating inventory that did not sell turnover or turnover was very low. This resulted in several promotions in the first-half of 2018 to clear out these eliminated products and associated inventory. We believe that the majority of these products have been sold and the remaining items in inventory will be donated in early 2020.

We believe that DSTLD’s main product categories are: denim, tees, leather, outerwear and cashmere. We plan to focus product development on these categories. We also plan to focus our marketing message on these categories as well. We believe it is important to make these product categories the foundation of our brand story.

We believe that denim and tees are the hardest of these core categories to create differentiation in an online format. Therefore, we will start utilizing physical retail and third party distribution like department stores or online platforms to increase our brand awareness and get these products in the hands and on the bodies of potential customers.

We believe our leather, outerwear and cashmere qualities and values are much easier to understand online and have a higher virality co-efficient given the customer value we create in these categories. We can build strong marketing and customer communication around these product categories. We will also utilize physical retail and third party distribution like department stores or online platforms to increase our brand awareness and get these products in the hands and on the bodies of potential customers.

Digital Brands Group

In the first half of 2019, the Company re-organized around a multi-brand strategy with a shared services model, where the core functional teams would support multiple digital first brands that each have their own identity, website, product line, customer base, and creative team. We launched ACE Studios in the first quarter of 2019 and plan to grow our brand portfolio by either creating brands internally or acquiring existing companies and weaving their creative and operational teams into ours.

We will continue to operate the Company under the name Digital Brands Group, and will initially exist as a DBA of Denim.LA, Inc. The first two brands of the Group will be DSTLD and ACE Studios. The Digital Brands Group organization will consist of shared services for each brand in the following categories: finance, accounting, operations, marketing, analytics, supply chain/production, customer service, logistics, retail, and investor relations. These DBG teams will work with each brand to support and share any and all roles, functions, data and strategies. We expect each brand will have their own creative team, which may include marketing roles such as creative director, social media, dedicated graphic designer, copy and coordinator, as well as creative director for product and planning and analysis for products.

The ACE Studios brand was founded in 2018 to offer luxury and performance men’s tailored apparel online. The brand will launch with a pre-sale of Italian fabric suiting. The brand plans to offer dress shirts, luxury performance tee shirts and polos, 5 pocket and chino pants, and gift cards. Ace Studios plans to offer these products in 2020.

As of June 30, 2019, we were in several discussions to acquire other apparel brands, however no acquisition terms have been finalized as of the date of this report. We are currently planning to offer several term sheets for acquisition in the second half of 2019. We believe that acquiring companies and integrating them onto our platform will significantly reduce operating costs, while also creating revenue opportunity related to cross marketing brands and merchandise to our and their customers. This will also reduce the cost of customer acquisition and should increase cash flow.

Principal Products and Services

ACE Studios designs and offers luxury men’s suiting with superior performance, superb fits, and excellent quality at an exceptional value.

We focus on our five core tenants: Unexpected Luxury, Superior Performance, Superb Fits, Excellent Quality and Exceptional Value.

ACE Studios launched with the following clothing:

Men’s Suits: ACE Studios will design and sell luxury and performance suits at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand suits retail for $700 to $1,200 and direct to consumer brand suits retail for $495 to $900, we will start at $295. We will offer two fits: Tailored and Slim. We will use one of the best Italian mills for our suits priced $395 and above, while we will use one of the best European mills for our suits priced at $295. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Men’s Dress Shirts: ACE Studios will design and sell luxury and performance dress shirts at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand dress shirts retail for $100 to $150 and direct to consumer brand suits retail for $75 to $125, we will start at $55. We will offer three fits: Tailored, Slim and Extra Slim. We will use one of the best Italian mills for one of our dress shirts priced $65 and above, while we will use one of the best Asian, Indian and European mills for our dress shirts priced at $55. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Men’s Luxury Performance Tees and Polos: ACE Studios will design and sell luxury performance tees and polos at one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand luxury performance tees and polos retail for $125 to $175 and direct to consumer brand suits retail for $125+, we will start at $89. We will use one of the best boutique specialty vertically integrated knit operation in the world, which is located in Europe. They only make for the most luxurious brands in the world, and they specialize on superior fabrications and weaving.

Men’s Casual Pants: ACE Studios will design and sell luxury 5 pocket and Chinos at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand luxury 5 pocket and Chinos retail for $185 to $250 and direct to consumer brand suits retail for $125+, we will retail at $89 to $109. We will use one of the best cotton and linen Italian mills in the world. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Denim.LA, Inc.

A Delaware Corporation

Financial Statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

DENIM.LA, INC.

DENIM.LA, INC.

BALANCE SHEETS (UNAUDITED)

As of June 30, 2019 and December 31, 2018

	June 30, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$55,404	$584,481
Other receivables	80,625	-
Inventory	1,106,763	1,208,642
Deferred offering costs	-	101,762
Prepaid expenses	90,541	178,414
Total Current Assets	1,333,333	2,073,299

Non-Current Assets:
Property, equipment, and software, net	95,356	113,630
Deposits	51,678	58,000
Total Non-Current Assets	147,034	171,630

TOTAL ASSETS	$1,480,367	$2,244,929

No assurance provided.

See accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.

BALANCE SHEETS (CONTINUED) (UNAUDITED)

For the six-month periods ended June 30, 2019 and 2018

	June 30, 2019	December 31, 2018
LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities:
Current Liabilities:
Accounts payable	$1,972,368	$987,554
Accrued expenses and other liabilities	621,718	518,933
Deferred revenue	32,055	274,959
Due to related parties	97,047	415,380
Venture debt, net of discount of $132,157 and $225,720, respectively	3,867,843	3,774,280
Total Current Liabilities	6,591,031	5,971,106
Total Liabilities	6,591,031	5,971,106

Commitments and contingencies (Note 10)

Stockholders' Deficit:
Series Seed convertible preferred stock, $0.0001 par, 20,714,518 shares authorized, 20,714,518 and 20,714,518 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively. Convertible into one share of common stock.Liquidation preference of $5,592,920 and $5,592,920 as of June 30, 2019 and December 31, 2018, respectively.	2,071	2,071
Series A convertible preferred stock, $0.0001 par, 14,481,413 shares authorized, 5,650,903 and 5,650,903 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively. Convertible into one share of common stock.Liquidation preference of $2,712,433 and $2,712,433 as of June 30, 2019 and December 31, 2018, respectively.	565	565
Series A-2 convertible preferred stock, $0.0001 par, 20,000,000 shares authorized, 5,932,742 and 5,932,742 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively. Convertible into one share of common stock.Liquidation preference of $2,966,371 and $2,966,371 as of June 30, 2019 and December 31, 2018, respectively.	593	593
Series A-3 convertible preferred stock, $0.0001 par, 18,867,925 shares authorized, 7,539,262 and 3,447,608 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively. Convertible into one share of common stock.Liquidation preference of $3,995,809 and $1,827,232 as of June 30, 2019 and December 31, 2018, respectively.	754	345
Series CF convertible preferred stock, $0.0001 par, 2,000,000 shares authorized, 124,204 and 124,204 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively. Convertible into one share of common stock.Liquidation preference of $64,586 and $64,586 as of June 30, 2019 and December 31, 2018, respectively.	12	12
Undesignated preferred stock, $0.0001 par, 936,144 and 936,144 shares authorized, 0 and 0 issued and oustanding as of June 30, 2019 and December 31, 2018, respectively.	-	-
Common Stock, $0.0001 par, 110,000,000 and 110,000,000 shares authorized, 10,377,615 and 10,377,615 shares issued and outstanding, 10,377,615 and 10,377,615 vested as of June 30, 2019 and December 31, 2018, all respectively.	1,038	1,038
Additional paid-in capital	15,140,562	13,241,211
Capital contribution receivable	-	-
Subscription receivable	(8,283)	(8,283)
Accumulated deficit	(20,247,976)	(16,963,729)
Total Stockholders' Deficit	(5,110,664)	(3,726,177)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,480,367	$2,244,929

No assurance provided.

See accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2019 and 2018

	June 30, 2019	June 30, 2018
Net revenues	$1,762,985	$1,830,214
Costs of net revenues	838,911	652,760
Gross Profit	924,074	1,177,454

Operating Expenses:
Sales and marketing	701,782	1,030,854
Distribution	489,536	453,099
General and administrative	2,630,301	1,504,976
Total Operating Expenses	3,821,619	2,988,929

Loss from operations	(2,897,545)	(1,811,475)

Other Income (Expense):
Interest expense	(386,702)	(320,926)
Total Other Income (Expense)	(386,702)	(320,926)

Provision for Income Taxes	-	-

Net Loss	$(3,284,247)	$(2,132,401)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,377,615	10,377,615
Net loss per common share
-Basic and Diluted	$(0.32)	$(0.21)

No assurance provided.

See accompanying notes, which are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

DENIM.LA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT (UNAUDITED)

For the six-month periods ended June 30, 2019, December 31, 2018, and June 30, 2018

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Series A-3 Convertible Preferred Stock		Series CF Convertible Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Capital Contribution Receivable	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit

Balance at December 31, 2017	20,714,518	$2,071	5,650,903	$565	2,584,766	$258	-	$-	-	$-	10,377,615	$1,038	$9,696,864	$(2,154)	$-	$(12,238,196)	$(2,539,554)

Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	108,556	-	-	-	108,556
Issuance of Series A-2 preferred stock	-	-	-	-	3,347,976	335	-	-	-	-	-	-	1,673,653	-	-	-	1,673,988
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(216,446)	-	-	-	(216,446)
Fair value of warrant issuances	-	-	-	-	-	-	-	-	-	-	-	-	210,533	-	-	-	210,533
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,132,401)	(2,132,401)
Balance at June 30, 2018	20,714,518	$2,071	5,650,903	$565	5,932,742	$593	-	$-	-	$-	10,377,615	$1,038	$11,473,160	$(2,154)	$-	$(14,370,597)	$(2,895,324)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	108,453	-	-	-	108,453
Issuance of Series CF preferred stock	-	-	-	-	-	-	-	-	124,204	12	-	-	64,574	-	-	-	64,586
Issuance of Series A-3 preferred stock	-	-	-	-	-	-	3,447,608	345	-	-	-	-	1,826,887	-	-	-	1,827,232
Subscription receivable from Series CF	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,283)	-	(8,283)
Write off of contribution receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	2,154	-	-	2,154
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(169,273)	-	-	-	(169,273)
Fair value of warrant issuances - venture debt	-	-	-	-	-	-	-	-	-	-	-	-	(62,590)	-	-	-	(62,590)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,593,132)	(2,593,132)
Balance at December 31, 2018	20,714,518	$2,071	5,650,903	$565	5,932,742	$593	3,447,608	$345	124,204	$12	10,377,615	$1,038	$13,241,211	$-	$(8,283)	$(16,963,729)	$(3,726,177)

Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	70,286	-	-	-	70,286
Issuance of Series A-3 preferred stock	-	-	-	-	-	-	4,091,654	409	-	-	-	-	2,168,577	-	-	-	2,168,986
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(339,512)	-	-	-	(339,512)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,284,247)	(3,284,247)
Balance at June 30, 2019	20,714,518	$2,071	5,650,903	$565	5,932,742	$593	7,539,262	$754	124,204	$12	10,377,615	$1,038	$15,140,562	$-	$(8,283)	$(20,247,976)	$(5,110,664)

Undesignated preferred stock had no activity or balances for the periods presented

No assurance provided.

See accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2019 and 2018

	June 30, 2019	June 30, 2018
Cash Flows From Operating Activities
Net Loss	$(3,284,247)	$(2,132,401)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	25,562	9,694
Stock-based compensation	70,286	108,556
Amortization of loan discount	44,121	26,826
Amortization of loan fees	49,442	42,920
Changes in operating assets and liabilities:
(Increase)/Decrease in other receivable	(80,625)	-
(Increase)/Decrease in inventory	101,879	(23,586)
(Increase)/Decrease in prepaid expenses	87,873	(193,231)
Increase/(Decrease) in accounts payable	984,814	(106,497)
Increase/(Decrease) in accrued expenses and other liabilities	102,785	(70,532)
Increase/(Decrease) in deferred revenue	(242,904)	(31,085)
Net Cash Used In Operating Activities	(2,141,014)	(2,369,336)

Cash Flows From Investing Activities
Purchase of property, equipment, and software	(7,288)	(38,730)
Deposits	6,322	(77,254)
Proceeds from repayment of related party receivable	-	(47,753)
Net Cash Used In Investing Activities	(966)	(163,737)

Cash Flows From Financing Activities
Repayment to related parties	(318,333)	-
Proceeds from issuance of preferred stock	2,168,986	1,673,988
Offering costs	(237,750)	(158,317)
Proceeds from issuance of venture debt, net of fees	-	1,092,500
Net Cash Provided By Financing Activities	1,612,903	2,608,171

Net Change In Cash	(529,077)	75,098

Cash at Beginning of Year	584,481	346,900
Cash at End of Year	$55,404	$421,998

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$293,139	$320,926
Cash paid for income taxes	$400	$400

Supplemental Disclosure of Non-Cash Financing Activities
Warrants issued with venture debt	$-	$147,943

No assurance provided.

See accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

NOTE 1: NATURE OF OPERATIONS

Denim.LA, Inc. (the “Company”), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the name DSTLD. The Company sells premium denim and other products direct to consumers.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception, has sustained net losses of $3,284,247 and $2,132,401 for the six-month periods ended June 30, 2019 and 2018, respectively, and has an accumulated deficit of $20,247,976 as of June 30, 2019. The Company lacks liquidity to satisfy obligations as they come due with current liabilities exceeding current assets by $5,257,698 as of June 30, 2019 and has limited liquid assets with $55,404 of cash available as of June 30, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified, as a result of change in accounting policy on the classification of shipping and handling, merchant fees, and packaging materials and supplies, from cost of net revenues to sales and marketing, see Note 3 - accounting policy in Cost of Sales and Shipping and Handling. The Company adopts this change in accounting policy to be consistent with comparable companies in its industry. The change in accounting policy has been applied retrospectively. Further, some of prior year amounts were reclassified to conform on the current period presentation.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

The effects of the change in accounting policy and reclassification on the financial statements are as follows:

	June 30, 2018
	As previously presented	Change in accounting policy	Reclassification	As restated
		Increase (Decrease)	Increase (Decrease)
Statements of operation
Net revenues	1,853,353		(23,139)	1,830,214
Cost of net revenues	966,634	(313,874)	-	652,760
Sales and marketing	1,142,660		(111,805)	1,030,854
Compensation and benefits	759,709	-	(759,709)	-
Distribution	-	313,874	139,225	453,099
General and administrative	615,610	-	889,366	1,504,976
Professional fees	180,216	-	(180,216)	-

These reclassifications had no effect on the reported net loss, balance sheets and statements of cash flows.

For the six-month periods ended June 30, 2019 and 2018, shipping and handling, merchant fees, and packaging materials and supplies amounted to $243,126 and $220,071, $79,913 and $81,216, $3,410 and $12,586, all respectively.

Various balance sheet accounts have been reclassified from prior year presentation to condense the statements.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company’s cash balance of certain accounts exceeded the FDIC insured limits by $0 and $147,709 as of June 30, 2019 and December 31, 2018, respectively.

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity/(deficit) on the balance sheet.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2019 and December 31, 2018 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2019 and December 31, 2018 consist of software with three (3) year lives and property and equipment with 3-10 year lives.

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $9,694 and $9,694 for the six-month periods ended June 30, 2019 and 2018, respectively.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

Capital assets as of June 30, 2019 and December 31, 2018 are as follows:

	6/30/2019	12/31/2018
Computer equipment	$55,421	$52,936
Furniture and fixtures	71,131	66,328
Leasehold improvements	40,351	40,351
	166,903	159,615
Accumulated depreciation	(75,797)	(50,235)

Property and equipment, net	$91,106	$109,380

Software	$56,450	$56,450
Accumulated amortization	(52,200)	(52,200)

Software, net	$4,250	$4,250

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets that may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accrued Expenses and Other Liabilities

The Company accrued expenses and other liabilities line in the balance sheets is comprised of the following as of June 30, 2019 and December 31, 2018:

	6/30/2019	12/31/2018
Accrued expenses	$292,439	$185,526
Reserve for returns	70,735	184,864
Other liabilities	193,663	113,195
Sales tax liabilities	64,881	35,348
	$621,718	$518,933

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Revenue Recognition

The Company earns revenues from merchandise sales online and through pop-up stores. The Company has elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation related to online sales and catalog sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment.  The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on sales in California and these taxes are recorded as a liability until remittance. The Company estimates returns based on its historic results and return policy in place at the sale date and records an allowance against revenues for this estimate. Liabilities are recorded for promotional credits and store credit issued to customers. The reserve for returns totaled approximately $71,000 and $185,000 as of June 30, 2019 and December 31, 2018, respectively, and is included in reserves for returns in the accompanying balance sheets.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

Cost of Sales

Cost of sales consists primarily of inventory, shipping costs and merchant fees. The Company adopts a change in accounting policy to exclude merchant fees, outbound shipping and handling and packaging materials and supplies from cost of sales, see Note 3 - Reclassifications.

Shipping and Handling

The Company recognizes shipping and handling billed to customers as a component of net revenues, and the cost of shipping and handling as a component of sales and marketing. The Company adopts a change in accounting policy to exclude the shipping and handling from cost of net revenues, see Note 3 – Reclassifications. Total shipping and handling billed to customers as a component of net revenues was approximately $24,000 and $27,000 for the six-month periods ended June 30, 2019 and 2018, respectively. Total shipping and handling costs included in distribution was approximately $243,000 and $220,000 for the six-month periods ended June 30, 2019 and 2018, respectively.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six-month periods ended June 30, 2019 and June 30, 2018 amounted to $473,897 and $727,663, respectively, which is included in selling and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2019 and 2017, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2019 and December 31, 2018 are as follows:

	6/30/2019	12/31/18
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Series A Preferred Stock (convertible to common stock)	5,650,903	5,650,903
Series A-2 Preferred Stock (convertible to common stock)	5,932,742	5,932,742
Series CF Preferred Stock (convertible to common stock)	124,204	124,204
Series A-3 Preferred Stock (convertible to common stock)	7,539,262	3,447,608
Common stock warrants	4,197,745	4,197,745
Preferred stock warrants	547,140	547,140
Exercisable stock options	11,224,075	13,278,843
Total potentially dilutive shares	55,930,589	53,893,703

Concentrations

The Company has a vendor that made up 14% of accounts payable as of June 30, 2019. This concentration relates to a law firm that provided services to the Company during 2019.

The Company utilized two vendors that made up 29% and 26% of all inventory purchases, respectively during the year ended December 31, 2018 and two vendors that made up 34% and 8%  of all inventory purchases, respectively during the six-month period ended June 30, 2019. The loss of one of these vendors, may have a negative short-term impact on the Company’s operations; however, we believe there are acceptable substitute vendors that can be utilized longer-term.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company is in process of assessing the impact of the adoption of ASU 2018-07 on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this standard effective in these financial statements, which did not have an effect on its revenues or earnings.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4:  LONG-TERM DEBT

Venture Debt

In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount was a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees. A 5% closing fee is due upon each closing, legal and accounting fees of up to $40,000, and management fees of $4,167-$5,000 per month. The loan requires monthly payments of interest commencing March 31, 2017, and a balloon payment for the full principal amount at maturity in March 2020. In 2018, the maturity date was extended one year, to March 2021. Prepayments are allowed, subject to various provisions, including a minimum payment amount of $250,000. Repayment is accelerated upon a change in control, as defined in the agreement. The loan is senior to all other debts and obligations of the Company, is collateralized by all assets of the Company, and shares of the Company’s common stock pledged by officers of the Company. As of June 30, 2019 and December 31, 2018, the loan balance is $4,000,000 and $4,000,000, resulting from cash disbursed to the Company of $3,069,598 and $3,096,598, loan fees of $235,000 and $235,000, charged to the loan balance, and cash disbursed to repay other debts of the Company of $695,402 (inclusive of $118,402 repaid to a related party note payable (board member)), all respectively. An additional $20,843 in loan fees were also paid, which were included as part of the discount to the loan as further discussed below. The Company failed to comply with certain debt covenants during the six-month period ended June 30, 2019 and December 31, 2018.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

Total loan fees of $255,843 and $255,843 as of June 30, 2019 and December 31, 2018, respectively, were incurred in conjunction with this loan, and such were recorded as a discount to the loan and are amortized under the effective interest method to interest expense over the life of the loan. For the year ended December 31, 2018, $92,361 of these loan fees were amortized to interest expense, leaving an unamortized balance of $115,040 as of December 31, 2018. For the six-month period ended June 30, 2019, $49,442 of these loan fees were amortized to interest expense, leaving an unamortized balance of $65,598 as of June 30, 2019.

The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement. As of December 31, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. As discussed in Note 8, these warrants were valued at $56,970 and recorded as a discount to the note payable balance and are being amortized under the effective interest method over the life of the loan. For the year six-month period ended June 30, 2019 and for the year ended December 31, 2018, $9,365 and $18,938 was amortized to interest expense, respectively, leaving an unamortized balance of $13,267 and $22,632 as of June 30, 2019 and December 31, 2018, respectively. In 2018, warrants for 1,248,347 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. As discussed in Note 8, these warranted were valued at $147,943 and recorded as a discount to the note payable balance and are being amortized under the effective interest method over the life of the loan. For the year six-month period ended June 30, 2019 and for the year ended December 31, 2018, $34,756 and $59,895 was amortized to interest expense, respectively, leaving an unamortized balance of $53,292 and $88,048 as of June 30, 2019 and December 31, 2018, respectively.

As of June 30, 2019, total unamortized interest expense amounted to $132,157, which is expected to be amortized in 2019 and 2020 by $94,542 and $37,615, respectively.

Interest expense and effective interest rate on this loan for the six-month periods ended June 30, 2019 and 2018 was $386,108 and $315,997, and 19.31% and 15.80%, respectively.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

NOTE 5: STOCKHOLDERS’ DEFICIT

Convertible Preferred Stock

In July 2017, the Certificate of Incorporation was amended to increase the authorized preferred stock to 56,000,000 shares of $0.0001 par preferred stock. The Company designated 20,714,518 shares of preferred stock as Series Seed Preferred Stock, 14,481,413 shares of preferred stock as Series A Preferred Stock, and 20,000,000 shares of Series A-2 Preferred Stock, with 804,069 shares of preferred stock undesignated.

In August 2018, the Company amended and restated its articles of incorporation, increasing the authorized common stock to 110,000,000 shares and increasing the authorized preferred stock to 77,000,000 shares. The Company designated its preferred stock as 20,714,518 shares of Series Seed Preferred Stock, 14,481,413 shares of Series A Preferred Stock, 20,000,000 shares of Series A-2 Preferred Stock, 2,000,000 shares of Series CF Preferred Stock, 18,867,925 shares of Series A-3 Preferred Stock, and with 936,144 shares of preferred stock undesignated.

As of June 30, 2019 and December 31, 2018, 20,714,518 and 20,714,518 shares of Series Seed Preferred Stock were issued and outstanding, 5,650,903 and 5,650,903 shares of Series A Preferred Stock were issued and outstanding, 5,932,742 and 5,932,742 shares of Series A-2 Preferred Stock were issued and outstanding, 124,204 and 124,204 shares of Series CF Preferred Stock were issued and outstanding, and 7,539,262 and 3,447,608 shares of Series A-3 Preferred Stock were issued and outstanding, all respectively.

In the July 2018 amended and restated articles of incorporation, the Company also amended the rights and privileges applicable to the various share classes to include the newly designated Series CF Preferred Stock and Series A-3 Preferred Stock. Series Seed Preferred Stockholders are entitled to vote on an as converted basis, while Series A Preferred Stock holders, Series A-2 Preferred Stock holders, Series CF Preferred Stock holders, and Series A-3 Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock is subject to an optional conversion right, where the preferred stock is convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. All classes of preferred stock are subject to automatic conversion into the Company’s common stock if and upon an initial public offering of $25,000,000 or greater. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock, $0.48 per share for Series A Preferred Stock, $0.50 per share for Series A-2 Preferred Stock, $0.52 per share for Series CF Preferred Stock, and $0.53 per share for Series A-3 Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock, and Series A-3 Preferred Stock, and 1.00 or 1.25 depending upon certain conditions defined the articles of incorporation for the Series Seed Preferred Stock; 2) on an as converted to common stock at the liquidation date.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

Based on circumstances in place as of June 30, 2019 and December 31, 2018, the liquidation preference on the Series Seed Preferred Stock was subject to the 1.00 and 1.00 multiple and the liquidation preference on the Series A Preferred Stock was subject to a multiple of 1.00 and 1.00, all respectively. The total liquidation preferences as of June 30, 2019 and December 31, 2018 amounted to $15,332,119 and $13,163,543, respectively.

In 2016, the Company closed on several stock issuance rounds of its Series A Preferred Stock financing conducted under Regulation A, resulting in the issuance of 2,072,822 shares of Series A Preferred Stock at a price per share of $0.48, providing gross proceeds of $994,435 for the year ended December 31, 2016. During the year ended December 31, 2017, the Company issued an additional 1,596,676 shares of Series A Preferred Stock at a price per share of $0.48, providing cash proceeds of $716,323 and conversions of debts of $49,623, for gross proceeds of $765,946.

In 2017, the Company closed on several stock issuance rounds of its Series A-2 Preferred Stock financing conducted under Regulation A, resulting in the issuance of 2,584,766 shares of Series A-2 Preferred Stock at a price per share of $0.50, providing gross proceeds of $1,292,383 for the year ended December 31, 2017. In 2018, the Company issued an additional 3,347,976 shares of Series A-2 Preferred Stock at a price per share of $0.50, providing gross proceeds of $1,673,988.

In 2018, the Company issued 124,204 shares of Series CF Preferred Stock at price of $0.52, providing gross proceeds of $64,586 and 3,447,608 shares of Series A-3 Preferred Stock at price per share of $0.53, providing gross proceeds of $1,827,232.

During the six-month period ended June 30, 2019, the Company issued 4,091,654 shares of Series A-3 Preferred Stock at $0.53 per share, providing gross proceeds of $2,168,986.

Common Stock

The Company authorized 110,000,000 shares of common stock at $0.0001 par value as of June 30, 2019 and December 31, 2018. As of June 30, 2019 and December 31, 2018, 10,377,615 and 10,377,615 shares of common stock were issued and outstanding, respectively.

Common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

NOTE 6: RELATED PARTY TRANSACTIONS

Employee Backpay and Loans Receivable

Two officers of the Company deferred their salary during portions of 2014-2016. The Company commenced repaying these obligations during 2017; however, no additional payments were made during 2018. The balance of employee backpay as of June 30, 2019 and December 31, 2018 was $430,568 and $430,568, respectively.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

The Company has loaned funds to these same two officers of the Company throughout the life of the business, which net of repayments amounted to $333,521 and $234,500 as of June 30, 2019 and December 31, 2018, respectively. These loans are payable on demand and do not bear interest. One of the officers repaid $171,900 during year ended December 31, 2018. The same officer continued to fund the Company after repayment and advanced a total of $219,312 during the year ended December 31, 2018, which is included in advances from related party in the accompanying balance sheet as of December 31, 2018. During the six-month period ended June 30, 2019, this party was repaid a net total of $317,731, which exceeded his loans resulting in a $98,419 balance due back to the Company as of June 30, 2019.

Due to the right of offset of these loans and backpay for the officers in question, the net payable of $97,047 and $196,068 as of June 30, 2019 and December 31, 2018, respectively are presented within the related party payables. These balances are presented net pursuant to an agreement with these officers to net the loans receivable against backpay owed in order to settle both the loans receivable and backpay if the loans are not repaid. The Company has accrued estimated employer taxes on backpay.

Payment Processor:

The Company’s backend payment processor’s majority shareholder is a director of the Company. Total expenses for the six-month periods ended June 30, 2019 and 2018 were $51,938 and $59,274, respectively and included in costs of net revenues in the accompanying statements of operations.

NOTE 7:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards. As of June 30, 2019 and December 31, 2018, the Company had net deferred tax assets before valuation allowance of $5,130,457 and $4,357,170, respectively. The following table presents the deferred tax assets and liabilities by source:

	6/30/2019	12/31/2018
Deferred Tax Assets:
Net operating loss carryforwards	$5,087,106	$4,357,985
Stock-based compensation	85,395	67,381
Deferred Tax Liabilities:
Depreciation timing differences	(5,103)	(5,103)
Unamortized debt issuance costs	(36,941)	(63,093)
Valuation allowance	(5,130,457)	(4,357,170)
Net Deferred Tax Asset	$-	$-

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended June 30, 2019 and for the year ended December 31, 2018, cumulative losses through June 30, 2019, and no history of generating taxable income. Therefore, valuation allowances of $5,130,457 and $4,357,170 were recorded as of June 30, 2019 and December 31, 2018, respectively. Accordingly, an $800 provision for income taxes has been recognized annually. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of June 30, 2019 and December 31, 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $18,199,434 and $15,590,959, which may be carried forward and will expire between 2033 and 2039 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company’s net deferred tax assets by $1,849,596 at December 31, 2018. However, this change had no impact to the Company’s net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax.  The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2015-2018 tax years remain open to examination.

NOTE 8: SHARE-BASED PAYMENTS

Common Stock Warrants

In 2017, the Company issued a warrant in conjunction with a service agreement. The warrant is exercisable into 3,600,000 shares of common stock at an exercise price of $0.16 per share. The warrant expires in June 2021. The warrant vested 1/3 at issuance, then vests at a rate of 1/36 per month at each monthly anniversary commencing June 7, 2017, subject to continuous service with the Company. As of December 31, 2017, 1,800,000 of these warrants had vested, and the agreement was terminated effective December 31, 2017. The Company determined the fair value of these warrants at the initial grant date to be $0.048 per share under the Black-Scholes method, using the same assumptions used for valuing employee options as noted below in the Stock Plan section, which was revalued as the warrants vested. The fair value was to be recognized ratably over the underlying vesting period of this warrant. During the year ended December 31, 2017, $113,520 of expense was recognized to general and administrative expense related to this warrant. As the agreement terminated effective December 31, 2017, no further compensation expense has been recorded on this agreement. The range of Black-Scholes inputs utilized in calculating the fair value of this warrant were as follows:

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

2017
Risk Free Interest Rate	1.94%-2.06%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	3.5-4.5

In March 2017, the lender of venture debt to the Company was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, see Note 4. As of December 31, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years.

The Company determined the fair value of these warrants to be $0.05 per share under the Black-Scholes method, with the following inputs, providing a total value of $56,970 which was recorded as a discount to the loan and is being recognized ratably over term of the loan. See Note 4 for additional information.

2017
Risk Free Interest Rate	1.92%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	5.00

In January and April 2018, the lender of venture debt to the Company was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, see Note 4. In January and April 2018, warrants for 610,578 and 637,769 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years based on the terms noted above.

For the January 2018 warrants, the Company determined the fair value of these warrants to be $0.118 per share under the Black-Scholes method, with the following inputs, providing a total value of $72,048 which was recorded as a discount to the loan and is being recognized ratably over term of the loan. See Note 4 for additional information.

2018
Risk Free Interest Rate	2.02%
Expected Dividend Yield	0.00%
Expected Volatility	55.00%
Expected Life (years)	5.00

The Company determined the fair value of these April 2018 warrants to be $0.119 per share under the Black-Scholes method, with the following inputs, providing a total value of $75,895 which was recorded as a discount to the loan and is being recognized ratably over term of the loan. See Note 4 for additional information.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

2018
Risk Free Interest Rate	2.43%
Expected Dividend Yield	0.00%
Expected Volatility	55.00%
Expected Life (years)	5.00

For valuing the warrants noted above, the Company uses the same assumptions used for valuing employee options as noted below in the Stock Plan section, with the exception of the useful life which is either the contractual life or for the Venture Debt the estimated life which is based on the occurrence of an acquisition or IPO.

A summary of information related to common stock warrants for the six-month period ended June 30, 2019 and year ended December 31, 2018 is as follows:

	June 30, 2019		December 31, 2018
	Common Stock Warrants	Weighted Average Exercise Price	Common Stock Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	4,197,745	$0.16	2,949,398	$0.16
Granted	-		1,248,347	0.16
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	4,197,745	$0.16	4,197,745	$0.16

Exercisable at end of year	4,197,745	$0.16	4,197,745	$0.16

Preferred Stock Warrants

In 2017, in conjunction with the closing of its offering under Regulation A discussed in Note 4, the Company issued its broker-dealer in this offering 175,503 fully vested warrants to purchase its Series A Preferred Stock at an exercise price of $0.48 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $18,077 being recorded to additional paid-in capital and as offering costs within additional paid-in capital.

2017
Risk Free Interest Rate	2.09%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	3.50

In 2018, in conjunction with the closing of its Series A-2 Preferred Stock offering under Regulation A discussed in Note 4, the Company issued its broker-dealer in this offering 296,637 fully vested warrants to purchase its Series A-2 Preferred Stock at an exercise price of $0.50 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $62,590 being recorded to additional paid-in capital and as offering costs within additional paid-in capital for the year ended December 31, 2018.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

2018
Risk Free Interest Rate	2.63%
Expected Dividend Yield	0.00%
Expected Volatility	55.00%
Expected Life (years)	3.50

A summary of information related to preferred stock warrants for the six-month period ended June 30, 2019 and year ended December 31, 2018 is as follows:

	June 30, 2019		December 31, 2018
	Preferred Stock Warrants	Weighted Average Exercise Price	Preferred Stock Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	547,140	$0.47	175,503	$0.48
Granted	-	-	371,637	0.46
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	547,140	$0.47	547,140	$0.47

Exercisable at end of year	547,140		547,140

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 18,693,055 shares as of both December 31, 2018 and 2017. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 3,575,916 and 623,639 as of June 30, 2019 and December 31, 2018, respectively.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 is as follows:

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

	June 30, 2019		December 31, 2018
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	17,751,416	$0.16	13,381,416	$0.13
Granted	541,487	0.21	4,920,000	0.21
Exercised	-		-
Forfeited	(3,263,764)	0.16	(550,000)	0.11
Outstanding - end of year	15,029,139	$0.16	17,751,416	$0.16

Exercisable at end of year	11,224,075	$0.14	13,278,843	$0.14

Weighted average grant date fair value of options granted during year	$0.115		$0.115

Weighted average duration (years) to expiration of outstanding options at year-end	6.80		7.53

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the six-month periods ended June 30, 2019 and 2018 are as follows:

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

	June 30, 2019	June 30, 2018
Risk Free Interest Rate	2.49%	2.83%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	55.00%	55.00%
Expected Life (years)	5.5-6.25	5.5-6.25
Fair Value per Stock Option	$0.11	$0.11 - $0.12

The total grant-date fair value of the options granted during the six-month periods ended June 30, 2019 and 2018 was $62,271 and $554,100, respectively. Stock-based compensation expense of $70,286 and $108,556 was recognized under FASB ASC 718 for the six-month periods ended June 30, 2019 and 2017, respectively, and was recorded to compensation and benefits in the statements of operations. These costs are included in general and administrative expense in the accompanying statements of operations. Total unrecognized compensation cost related to non-vested stock option awards amounted to $403,026 and $441,596 for the six-month period ended June 30, 2019 and year ended December 31, 2018, respectively, and will be recognized over a weighted average period of 35 months as of June 30, 2019.

NOTE 9: LEASE OBLIGATIONS

The Company entered into three short-term lease agreements for building space during 2018, two of which, with total base rent of $40,000 per month, terminated on the same year. The total base rent from the one remaining lease agreement is 10% of gross sales.

In January 2018, the Company entered into a lease agreement requiring base rent payments of $14,500 per month for a 36-month term. The lease required a $43,500 deposit. Future payment obligations under this lease agreement are $87,000, and $174,000 for the years ended December 31, 2019, and 2020, respectively.

Total rent expense for the six-month periods ended June 30, 2019 and 2018 was $125,736 and $185,029, respectively.

NOTE 10: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

NOTE 11: SUBSEQUENT EVENTS

Stock Issuances

Subsequent to June 30, 2019, a total of 323,568 shares of Series A-3 Preferred Stock were sold in connection with the Company’s active Regulation A+ offering for gross proceeds of $171,491.

Management’s Evaluation

Management has evaluated subsequent events through September 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBITS

Exhibit 2.1	Amended and Restated Certificate of Incorporation(1)

Exhibit 2.2	Bylaws(2)

Exhibit 3.1	Amended and Restated Investors’ Rights Agreement (3)

Exhibit 3.2	Amended and Restated Right of First Refusal and Co-Sale Agreement (4)

Exhibit 3.3	Amended and Restated Voting Agreement (5)

Exhibit 4.1	Form of Subscription Agreement (6)

Exhibit 6.1	Payment Processing Agreement with Banctek Solutions(7)

Exhibit 6.2	Employment Agreement with Mark Lynn(8)

Exhibit 6.3	Employment Agreement with Corey Epstein(9)

Exhibit 6.4	Updated Employment Agreement with Corey Epstein(10)

Exhibit 6.5	Employment Agreement with Kevin Morris(11)

Exhibit 6.6	Employment Agreement with Conrad Steenberg(12)

Exhibit 6.7	Promissory Note of Mark Lynn(13)

Exhibit 6.8	Promissory Note of Corey Epstein(14)

Exhibit 6.9	Lease Agreement with Beverly Blvd Associates, L.P.(15)

Exhibit 6.10	Promissory Note of Mark Lynn(16)

Exhibit 6.11	Stockholder approval of waiver of Right of First Offer by Mark Lynn and Corey Epstein(17)

Exhibit 6.11	Senior Credit Agreement with Black Oak Capital(18)

Exhibit 8	Escrow Agreement with The Bryn Mawr Trust Company (19)

___________________________________

(1) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex2-1.htm

(2) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex2-2.htm

(3) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex3-1.htm

(4) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex3-2.htm

(5) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex3-3.htm

(6) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex4-1.htm

(7) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-1.htm

(8) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-2.htm

(9) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-3.htm

(10) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-4.htm

(11) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-5.htm

(12) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-6.htm

(13) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-7.htm

(14) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-8.htm

(15) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-9.htm

(16) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-10.htm

(17) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416108253/v442306_ex6-11.htm

(18) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420417045466/v474235_ex6-11.htm

(19) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10868) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_ex8-1.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 30, 2019.

Denim.LA, Inc.

By	/s/ John “Hil” Davis

Hil Davis, Chief Executive Officer of Denim.LA, Inc.